Exhibit (ii)

Everyday Health Transaction Employee FAQ

1. What was announced?

•	We announced that our Board of Directors unanimously approved a transaction and subsequently signed definitive merger agreement pursuant to which Everyday Health will be acquired by Ziff Davis, a leading global digital media company in the technology, gaming, entertainment and lifestyle verticals that is interested in entering the healthcare vertical.
•	This transaction would bring together two leading providers of digital content, marketing and communications solutions, creating a unique opportunity to accelerate our mission to empower and inspire people to live their healthiest lives every day.
•	This transaction is an exciting win-win for all key stakeholders: it positions Everyday Health to reach the next phase of growth and enhances our customer offerings; our shareholders will receive immediate, premium value for their shares; and, we expect that you, our employees, will have the opportunity to accelerate our vision to build the premier marketing and communications platform for healthcare companies seeking to engage and influence consumers and healthcare professionals.
•	We believe this transaction is in the best interests of Everyday Health and our shareholders and represents the culmination of a thorough review of strategic alternatives for the Company.

2. Who is Ziff Davis?

•	As you may know, Ziff Davis is a leading global digital-media company. Their properties reach over 100 million individuals per month in the technology, gaming, entertainment and lifestyle verticals.
•	Ziff Davis produces and distributes premium content across multiple platforms and devices, and delivers advertising, performance marketing and licensing solutions to clients worldwide.
•	Ziff Davis operates as a subsidiary of j2 Global, Inc., which is a publicly traded cloud services, unified communications, and digital media company.
•	Ziff Davis has approximately 700 employees and is headquartered in New York City, with offices in San Francisco, Los Angeles, Chicago, Seattle, Scottsdale, Montreal, Basingstoke, London, Austin, Pune and Sydney.
•	Like Everyday Health, Ziff Davis operates a portfolio of brands – including IGN, PCMag, AskMen, Speedtest, ExtremeTech, Geek, Toolbox, TechBargains, Ziff Davis B2B and emedia - and has a culture focused on innovation and serving customers.
•	You can learn more about Ziff Davis and j2 Global by visiting www.ziffdavis.com and www.j2global.com.

3. Why did Everyday Health agree to be acquired by Ziff Davis?

•	Following a comprehensive review of all strategic options to maximize shareholder value, Everyday Health’s Board of Directors unanimously determined that combining with Ziff Davis is in the best interests of the Company, our shareholders as well as our valued employees.
•	This transaction brings together two leading providers of digital content, marketing and communications solutions, creating a unique opportunity to accelerate our mission to empower and inspire people to live their healthiest lives every day.
•	The transaction delivers significant and immediate cash value to our shareholders, and positions Everyday Health to reach its next phase of growth.
•	This transaction is an exciting win-win for all key stakeholders. We expect that our employees will have the opportunity to accelerate our vision to build the premier marketing and communications platform for healthcare companies seeking to engage and influence consumers and healthcare professionals.

4. What are the details of the transaction?

•	Everyday Health has entered into a definitive merger agreement under which Ziff Davis will acquire Everyday Health for $10.50 per share in cash, representing an approximate enterprise value of $465 million.

•	The transaction represents a 28% premium to Everyday Health's unaffected closing share price on October 19, 2016, the trading day prior to media reports that Everyday Health was considering strategic alternatives. It also represents a premium of approximately 57% to Everyday Health’s average closing share price over the last twelve months, up to and including October 19, 2016, the trading day prior to market speculation about a potential transaction.
•	More info on the transaction can be found in the press release here:
http://corporate.everydayhealth.com/investors-relations/press-releases/press-release-details/2016/Everyday-Health-Enters-into-Agreement-to-Be-Acquired-by-j2-Global-Incs-Ziff-Davis-for-1050-per-Share-in-Cash/default.aspx

5. When will the transaction be completed? What should I expect between now and then?

•	We expect to close the transaction by the end of 2016.
•	The transaction has not yet closed and is subject to certain regulatory approvals and the tender of shares by holders of a majority of our stock.
•	Everyday Health and Ziff Davis will continue to operate as separate, independent companies until the closing of the transaction.
•	In short, everything remains business as usual and it is important that we all stay focused on continuing to provide great content, tools, and services to our users and customers.

6. What does the transaction mean for Everyday Health employees?

•	This transaction is an exciting win-win for all key stakeholders. We expect that our employees will have the opportunity to accelerate our vision to build the premier marketing and communications platform for healthcare companies seeking to engage and influence consumers and healthcare professionals.
•	While we are excited to reach this agreement with Ziff Davis, today’s announcement is just the first step in the process.
•	Until the transaction closes, Everyday Health and Ziff Davis will continue to operate as separate, independent companies and it will remain business as usual.
•	Over the coming weeks, leaders from Ziff Davis and Everyday Health will begin planning on how to best bring our companies together and capitalize on the strengths and talent across each organization.
•	We will continue to keep you informed about progress and plans as they develop.

7. Will there be any layoffs as a result of the acquisition? Will our current structure or staffing change?

•	Since we are in the early stages of this process, it would be premature to speculate on changes to our staffing or structure.
•	We are committed to keeping you updated as we have important information to share.
•	We cannot stress enough how grateful we are for your efforts. Some of you have been with Everyday Health since we set up shop in Brooklyn and some of you joined us more recently.
•	Regardless of when you joined the team, please know that we value your input and would not have reached this important milestone without your help.
•	We expect that our employees will have the opportunity to accelerate our vision to build the premier marketing and communications platform for healthcare companies seeking to engage and influence consumers and healthcare professionals.

8. Are Everyday Health employees now Ziff Davis employees?

•	Until the transaction closes, Everyday Health and Ziff Davis will continue to operate as separate, independent companies and it will remain business as usual.
•	Over the coming weeks, leaders from Ziff Davis and Everyday Health will begin planning on how to best bring our companies together and capitalize on the strengths and talent across each organization.

9. Will there be any changes to employee salaries, compensation or benefits as a result of the transaction?

•	We have only just announced the transaction and many decisions have yet to be made.
•	Employee salaries, compensation and benefits will remain unchanged through closing.
•	Over the coming weeks, leaders from Ziff Davis and Everyday Health will begin planning on how to best bring our companies together and capitalize on the strengths and talent across each organization.
•	We are committed to keeping you informed as we move through this process.

10. What will happen to our office and other operating locations as a result of the transaction? Will employees be asked to relocate to Ziff Davis’ headquarters?

•	We have only just announced the transaction and many decisions have yet to be made.
•	Through closing, Everyday Health employees will continue to operate from the same locations as they currently do.
•	We want to emphasize that this milestone would not be possible without the hard work and dedication of all our employees.
•	We cannot stress enough how grateful we are for your efforts.

11. What will happen to the Everyday Health management team?

•	Until the transaction closes, Everyday Health and Ziff Davis will continue to operate as separate, independent companies and it will remain business as usual.
•	Over the coming weeks, leaders from Ziff Davis and Everyday Health will begin planning on how to best bring our companies together and capitalize on the strengths and talent across each organization.

12. What is a "tender offer"?

•	A tender offer is an offer made directly to a company’s shareholders by a bidder or bidding group to purchase their shares for cash, stock or a combination of both.
•	In our case, Ziff Davis has launched a tender offer to acquire all of the outstanding shares of common shares of Everyday Health at a price of $10.50 per share in cash.

13. What will happen to my stock in Everyday Health? Should I tender my shares? How do I do that?

•	Under the terms of the agreement, Ziff Davis will commence a tender offer to acquire all of the outstanding shares of Everyday Health for $10.50 per share in cash, followed by a merger in which each remaining untendered share of Everyday Health common stock would be converted into the right to receive the same $10.50 cash per share consideration as in the tender offer.
•	Employee shareholders may elect to participate in the tender offer with respect to any shares of Everyday Health stock that they own.
•	The Everyday Health Board of Directors unanimously approved the transaction and recommends that shareholders tender their shares into the offer.
•	Along with Everyday Health’s other shareholders, employee shareholders will separately receive communications regarding the terms of the tender offer and instructions on how to tender their shares.

14. What will happen to the ESPP purchase scheduled for November 15, 2016?

•	The ESPP purchase for November 15, 2016, will occur under the original terms of the ESPP (as scheduled).
•	The Everyday Health Board of Directors unanimously approved the transaction and recommends that shareholders tender their shares into the offer.

15. I have friends and former colleagues at Ziff Davis. Can I reach out to them to discuss the merger and integration planning?

•	No, employees should not contact people they know at Ziff Davis about the transaction unless they are specifically authorized by our legal department.
•	Please remember, Everyday Health and Ziff Davis will continue to operate as separate, independent companies until the closing of the transaction.

16. What should I do if I am contacted by an external party such as the media or an investor?

•	Consistent with company policy, please forward any outside inquiries to Melanie Goldey, SVP of IR, at mgoldey@everydayhealthinc.com or (646) 728-9576.
•	In addition, in order to comply with the legal requirements of the transaction, we ask that you do not comment publicly about the transaction, including tweeting or posting on social media.

17. How will the integration process be managed?

•	We have only just announced the transaction and many decisions have yet to be made.
•	Over the coming weeks, leaders from Ziff Davis and Everyday Health will begin planning how to best bring our companies together and capitalize on the strengths and talent across each organization.
•	We will continue to keep you informed about progress and plans as they develop.

18. How will Everyday Health fit into the overall organization of Ziff Davis? When will we know what the new organizational structure will be?

•	All current roles will remain unchanged until the close. As the planning progresses, new information will become available and will be communicated to employees in a timely manner.

19. Who should I contact with questions?

•	Please send questions to your manager or to Melanie Goldey at mgoldey@everydayhealthinc.com.

Notice to Investors/Important Additional Information and Where to Find It

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Everyday Health’s common stock or other securities. The tender offer (the “Offer”) described in this communication has not yet commenced. Upon commencement of the Offer, Ziff-Davis, LLC and Project Echo Acquisition Corp. (the “Purchaser”) will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase (the “Offer to Purchase”), letter of transmittal (the “Letter of Transmittal”), and other related documents and, thereafter, Everyday Health will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, holders of common stock and other Everyday Health securities can obtain these documents free of charge from the SEC’s website at www.sec.gov. Holders of common stock and other Everyday Health securities may also obtain, at no charge, any documents filed with or furnished to the SEC by Everyday Health from the “Investor Relations” section of Everyday Health website at http://corporate.everydayhealth.com. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF EVERYDAY HEALTH SECURITIES ARE ADVISED TO READ THESE DOCUMENTS AND RELATED EXHIBITS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Cautionary Statement Regarding Forward-Looking Statements

The statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on Everyday Health’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the merger (the “Merger”); statements regarding the anticipated filings and approvals relating to the Offer and the Merger; statements regarding the expected completion of the Offer and the Merger and statements regarding the ability of the Purchaser to complete the Offer and the Merger considering the various closing conditions. Everyday Health’s actual future results may differ materially from Everyday Health’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Everyday Health’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions to the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Everyday Health, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in Everyday Health’s public filings with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Everyday Health undertakes no obligation to revise or update this communication to reflect events or circumstances after the date hereof, except as required by law.